Exhibit (a)(5)

FOR IMMEDIATE RELEASE

Advent Claymore Closed-End Funds Announce Commencement of Tender Offers for Auction Market Preferred Shares

Lisle, Illinois – November 9, 2012  – Advent Claymore Convertible Securities and Income Fund (NYSE: AVK) and Advent Claymore Convertible Securities and Income Fund (NYSE: AGC) (together the “Funds”) announced today that each Fund has commenced a tender offer for up to 100% of its outstanding auction market preferred shares (“AMPS”).

Each Fund’s tender offer will expire on December 12, 2012, at 5:00 p.m. Eastern time, or on such later date to which the offer is extended. Each Fund is offering to purchase its AMPS at a price equal to 99% of the liquidation preference of $25,000 per share (or $24,750 per share), plus any unpaid dividends accrued through the expiration of the offer.

Each Fund intends to refinance its AMPS through alternative forms of leverage, including borrowings and reverse repurchase agreement transactions.  Each Fund initially intends to maintain the total amount of outstanding leverage approximately equal to the aggregate liquidation preference of such Fund’s currently outstanding AMPS.   However, the actual amount of each Fund’s total leverage, may vary over time and each Fund may, from time to time, seek to increase or decrease its total outstanding leverage, within limits of the Investment Company Act of 1940, as determined by the Boards and Fund management.

Each Fund’s tender offer is conditioned upon there being validly tendered and not withdrawn at least 70% of the Fund’s outstanding AMPS and is subject to certain additional conditions described in the Fund’s tender offer materials, including the Fund’s receipt of funding under the committed financing arrangements entered into by the Fund.

Additional terms and conditions of each Fund’s tender offer are set forth in the Fund’s tender offer materials, which will be distributed to the Fund’s AMPS holders. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of a Fund. The tender offers will be made only by an offer to purchase, a related letter of transmittal and other documents, which have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and are available free of charge at http://www.sec.gov and from Okapi Partners LLC, the Funds’ information agent for the offer, toll free at 877-274-8654. AMPS holders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits as they contain important information about the tender offers. If you have questions about the tender offers, you can contact Okapi Partners LLC toll free at 877-274-8654.

Additional Information

Advent Capital Management, LLC serves as each Fund’s investment manager. Based in New York, New York, Advent Capital Management is a credit-oriented firm specializing in the management of convertible, high-yield and equity securities across three lines of business – long-only strategies, hedge funds and closed-end funds. The firm manages assets for several FORTUNE 500 companies, foundations, endowments, public pension plans, insurance companies and closed-end funds.

Guggenheim Investments represents the investment management division of Guggenheim Partners (“Guggenheim”), which consists of investment managers with approximately $137 billion in combined total assets*. Collectively, Guggenheim Investments has a long, distinguished history of serving institutional investors, ultra-high-net-worth individuals, family offices and financial intermediaries. Guggenheim Investments offers clients a wide range of differentiated capabilities built on a proven commitment to investment excellence. Guggenheim Investments has offices in Chicago, New York City and Santa Monica, along with a global network of offices throughout the United States, Europe, and Asia.

Guggenheim Investments is comprised of several investment management entities within Guggenheim Partners, which includes Guggenheim Funds Distributors, LLC, which serves as shareholder servicing agent for AVK, and Guggenheim Funds Investment Advisors, LLC, which serves as investment adviser for AGC.

*The total asset figure is as of 9.30.2012 and includes $9.56B of leverage for Assets Under Management and $0.83B of leverage for Serviced Assets. Total assets include assets from Security Investors, LLC, Guggenheim Partners Investment Management, LLC (“GPIM”, formerly known as Guggenheim Partners Asset Management, LLC; GPIM assets also include all assets from Guggenheim Investment Management, LLC which were transferred as of 06.30.2012), Guggenheim Funds Investment Advisors and its affiliated entities, and some business units including Guggenheim Real Estate, LLC, Guggenheim Aviation, GS GAMMA Advisors, LLC, Guggenheim Partners Europe Limited, Transparent Value Advisors, LLC, and Guggenheim Partners India Management. Values from some funds are based upon prior periods.

This information does not represent an offer to sell securities of the Funds and it is not soliciting an offer to buy securities of the Funds. There can be no assurance that the Funds will achieve their investment objectives. The net asset value of the Funds will fluctuate with the value of the underlying securities. It is important to note that closed-end funds trade on their market value, not net asset value, and closed-end funds often trade at a discount to their net asset value. Past performance is not indicative of future performance. An investment in the Funds is subject to certain risks and other considerations. Such risks and considerations may include, but are not limited to: Investment and Market Risk; Convertible Securities Risk; Structured and Synthetic Convertible Securities Risk; Lower Grade Securities Risk; Equity Securities Risk; Preferred Securities Risk; Derivatives Risk; Interest Rate Risk; Leverage Risk; Anti-Takeover Provisions; Foreign Securities Risk; Foreign Currency Risk; Market Disruption Risk; Risk Associated with the Fund’s Covered Call Option Writing Strategy; Senior and Second Lien Secured Loan Risk, AMPS Risk and Illiquidity Risk.

Investors should consider the investment objectives and policies, risk considerations, charges and expenses of the Funds carefully before they invest. For this and more information, please contact a securities representative or Guggenheim Funds Distributors, Inc., 2455 Corporate West Drive, Lisle, Illinois 60532, 800-345-7999.

Analyst Inquiries
William T. Korver
630.505.3700
william.korver@guggenheiminvestments.com

Media Inquiries
Jeaneen Pisarra
917.386.0387
jeaneen.pisarra@guggenheiminvestments.com

NOT FDIC-INSURED | NOT BANK-GUARANTEED | MAY LOSE VALUE

Member FINRA/SIPC (11/12)